[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]

June 24, 2011

Julie F. Rizzo, Esq.
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	GS Mortgage Securities Corp. II
Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-171508) Filed on June 7, 2011

Dear Ms. Rizzo:

We are counsel to GS Mortgage Securities Corp. II (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated June 22, 2011 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 2”) submitted herewith.  Enclosed herewith are two courtesy copies of Amendment No. 3, both of which have been marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.  References to page numbers in Amendment No. 2 are to the marked versions.

Prospectus Supplement

Summary of Prospectus Supplement, page S-11

Overcollateralization, page S-28

1.	We note your response to our prior comment 14. Please revise this section or the second paragraph of the Overcollateralization section starting on page 46 of the prospectus for consistency or advise.

Julie F. Rizzo, Esq.
June 24, 2011

The Staff’s requested change has been made on page 46 of the Prospectus.

Risk Factors, page 37

Performance of the Certificates Will Be Highly Dependent, page S-46

2.
We note your disclosure in this risk factor that some of the mortgage loans in the asset pool may include early lease termination options. We also note your disclosure in the first full risk factor on page S-40 regarding limited or no historical operating information for a mortgaged property. Please add bracketed disclosure to the Summary of Prospectus Supplement and the Description of the Mortgage Pool sections to include data on the number of mortgage properties in the asset pool that have early lease termination options, that have no prior operating history or do not have any historical financial information or that were underwritten based on projections of future income to the extent such mortgage properties will be included in the asset pool.

The Staff’s requested change has been made on pages S-24 and S-71 of the Prospectus Supplement.

Ratings, page 191

3.
We note your response to our prior comment ten and reissue our comment. We note your disclosure in the third to last full paragraph of this section. If material, please revise the Risk Factors section to discuss the risk set forth by this disclosure.

The Staff’s requested change has been made on page S-46 of the Prospectus Supplement.

Annex E4

4.
We note your response to our prior comment 11. Please revise the second and third sentences of the first paragraph of Annex E so they are consistent with your response to our prior comment 11 or advise.

The Staff’s requested change has been made to Annex E of the Prospectus Supplement.

Prospectus Cover Page 5. Cover page

5.	While we note your response to our prior comment 12, it appears that the last sentence of the first paragraph of the prospectus cover page still contemplates the certificates

Julie F. Rizzo, Esq.
June 24, 2011

and the underlying mortgage loans will be insured or guaranteed by any governmental agency or other person. Please advise or revise your disclosure on the cover page so it is consistent with your response to our prior comment 12.

The Registrant does not intend that the certificates or underlying mortgage loans be insured or guaranteed by any governmental agency or other person and has revised the cover of the Prospectus accordingly.

The Mortgage Pools, page 33

General, page 33

6.
While we note your response to our prior comment 13, the last sentence of the first paragraph of this section still appears to contemplate mortgage loans consisting of financial leases or installment contracts. Please advise or revise this sentence so it is consistent with your response to our prior comment 13

The Staff’s requested change has been made to page 33 of the Prospectus Supplement.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro

cc:  Gary Silber, Esq.